Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, Georgia 30328
December 30, 2009
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Attention:	Pamela A. Long, Assistant Director Division of Corporation Finance Office of Manufacturing and Construction

Re:	Beazer Homes USA, Inc. Registration Statement on Form S-3 Filed November 13, 2009 Amended December 16, 2009 File No. 333-163110
Dear Ms. Long:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, Beazer Homes, USA, Inc., a Delaware corporation (the “Company”), and each of the co-registrants listed on Schedule I hereto (the “Subsidiary Guarantors”), respectfully request that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated by the Securities and Exchange Commission (the “Commission”) to January 4, 2010, at 2:00 p.m. Eastern Time, or as soon as practicable thereafter.
In connection with the foregoing request for the acceleration of the effective date of the Registration Statement, the Company and the Subsidiary Guarantors acknowledge that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
December 30, 2009

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company respectfully requests that it be notified of such effectiveness by a telephone call to Cal Smith of Troutman Sanders LLP at (404) 885-3352 and that such effectiveness also be confirmed in writing (facsimile number (404) 962-6880).

Very truly yours, BEAZER HOMES USA, INC.
By:	/s/ Kenneth F. Khoury
Kenneth F. Khoury
Executive Vice President and General Counsel

cc:    Cal Smith, Troutman Sanders LLP

Schedule I
Subsidiary Guarantors
Beazer Homes Corp.
Beazer/Squires Realty, Inc.
Beazer Homes Sales, Inc.
Beazer Realty Corp.
Beazer Homes Holdings Corp.
Beazer Homes Texas Holdings, Inc.
Beazer Homes Texas, L.P.
April Corporation
Beazer SPE, LLC
Beazer Homes Investments, LLC
Beazer Realty, Inc.
Beazer Clarksburg, LLC
Homebuilders Title Services of Virginia, Inc.
Homebuilders Title Services, Inc.
Texas Lone Star Title, L.P.
Beazer Allied Companies Holdings, Inc.
Beazer Homes Indiana LLP
Beazer Realty Services, LLC
Paragon Title, LLC
Trinity Homes, LLC
Beazer Commercial Holdings, LLC
Beazer General Services, Inc.
Beazer Homes Indiana Holdings Corp.
Beazer Realty Los Angeles, Inc.
Beazer Realty Sacramento, Inc.
BH Building Products, LP
BH Procurement Services, LLC
Arden Park Ventures, LLC
Beazer Mortgage Corporation
Beazer Homes Michigan, LLC
Dove Barrington Development LLC
Elysian Heights Potomia, LLC
Clarksburg Arora LLC
Clarksburg Skylark, LLC